Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: April 20, 2021

Matterport Now Available to Billions of Android Customers in 175 Countries

Matterport Capture app arrives in the Google Play Store, fully compatible with the Matterport Pro2 Camera and popular 360 cameras for industry-leading 3D capture of the built world

SUNNYVALE, Calif. — Matterport, Inc., the leading spatial data company driving the digital transformation of the built world, today announced the availability of the Matterport Capture app in the Google Play Store, giving billions of Android users in 175 countries the ability to quickly and easily capture buildings and spaces in immersive 3D. This release dramatically expands Matterport’s market reach to include an additional 85% of the global smartphone installed base, and accelerates the company’s rapid international expansion efforts across Asia Pacific, Europe, the Middle East and Africa where Android market share is especially concentrated.

Capture app for Android supports over 3,500 unique devices in 12 different languages, significantly increasing the world’s access to Matterport’s groundbreaking 3D capture and spatial data platform. And with seamless Android integration and support for the Matterport Pro2 camera, and six powerful 360 cameras by Insta360 and Ricoh, everyone can capture the world’s buildings, homes and spaces in true 3D. Existing Matterport customers that run Android can now significantly reduce their cost of ownership while increasing their scanning capacity by simply utilizing the devices they already own.

Based in New York, NewstoneAECC is a professional services company that uses Matterport to scan 3D spaces for construction and facilities documentation, then bring the captured data into Building Information Management (BIM) software such as Autodesk AutoCAD and Revit. “With the Matterport Capture app for Android, we’re able to increase our capacity and efficiency without the need to invest in additional smartphones or tablets. Now our entire nationwide network can scan Matterport 3D digital twins of every project by simply connecting their preferred Android device to our inventory of Insta360 cameras,” said Hilly Lichtenstein, COO of NewstoneAECC.com.

Android users will also benefit from Matterport’s seamless integration with Google Street View. Matterport digital twins of commercial buildings or spaces are just one click away from being published on the world’s largest geospatial mapping platform in the world, giving businesses unprecedented access to new traffic from around the globe. Visitors will find integrated digital twins when searching in Google Search, Maps, Earth, and Street View and can choose to view the immersive space immediately.

“We have been working on a path to Android and we really wanted to get it right,” said Japjit Tulsi, CTO of Matterport. “With this exciting new release, Android users everywhere can get started with Matterport using the device they already own. The Android platform presents an enormous opportunity for new innovation to inspire a vibrant, global community of Android users today. We are just getting started!”

As of the end of December 2020, over 250,000 subscribers in 150 countries use Matterport to design, build, operate and promote their buildings more efficiently and cost effectively than ever before. Customers have realized proven results including:

•	Capture once, publish anywhere from any device.

•	Improved operating efficiency for any facility across industries with high-precision remote access to digitized buildings and spaces.

•	Streamlined building compliance, code, health and safety standards for businesses, offices, and schools reopening post-COVID and beyond.

•	Faster home sales and rentals with dimensionally accurate true 3D tours, schematic plans, GIFs, MP4s and 4K photography.

To learn more about the Matterport Capture app for Android including device requirements, information about supported cameras and how to connect them, read our blog.

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

In February 2021, Matterport announced that it has entered into a definitive agreement to enter into a business combination with Gores Holdings VI, Inc. (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed business combination, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.”

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.